Exhibit 7.2

Minneapolis • Denver

Michael L. Weaver (612) 371-3987 mweaver@lindquist.com www.lindquist.com	4200 IDS Center 80 South Eighth Street Minneapolis, MN 55402-2274 Phone: (612) 371-3211 Fax: (612) 371-3207

January 13, 2009

Mr. Judd W. Vander Voort

Brown, Winick, Graves, Gross, Baskerville and
Schoenebaum, P.L.C.

666 Grand Avenue, Suite 2000

Des Moines, IA  50309-2510

Re:          Glacial Lakes Energy

Dear Mr. Vander Voort:

Thank you for our telephone conference today regarding the Granite Falls Energy membership units owned by Glacial Lakes Energy.  I understand that the Granite Falls Energy Board adopted a resolution today that purports to establish January 13, 2009 as the effective date of transfer of 2,000 membership units of Granite Falls Energy from Glacial Lakes Energy to Fagen, Inc.

Please be advised that the resolution directly contradicts the express language of the purchase agreement between Glacial Lakes Energy and Fagen, Inc. covering the purchase and sale of the 2,000 membership units.  The resolution also contradicts the fact that Glacial Lakes Energy retained disposition power and voting power over the 2,000 units covered by the purchase agreement prior to the closing date.  In addition, the resolution interferes with the contractual right of Glacial Lakes Energy under the purchase agreement (as well as its rights under the Granite Falls member control agreement) to sell its 6,500 membership units as a block to a third party, which transferee would then maintain the right under the Granite Falls member control agreement to appoint two governors to the Granite Falls board.

Glacial Lakes does not agree that Granite Falls Energy may unilaterally determine when the sale of 2,000 membership units occurred for its own self interest, in contravention of the express language of the purchase agreement.  The broad definition of “transfer” in the Member Control Agreement does not support such a position.  Instead, such broad definition simply means that all “transfers” as defined, even pledges of units, require the approval of the Granite Falls Board.  While such broad definition is common in member control agreements of widely-held limited liability companies, it does not give the Granite Falls Board the right to determine when the transfer of actual ownership of the units has occurred in contravention of the underlying agreements.  If that were the case, then all pledges of Granite Falls’ membership units must be recorded as a transfer of ownership, which we do not believe has been the case.  Instead, the purpose of the broad definition is simply to establish that the Granite Falls board must approve a broad range of transactions involving its membership units, not for the board itself to determine when under state law the transfer of ownership has occurred.

Moreover, neither Glacial Lakes Energy nor Fagen, Inc. sought the approval of the Granite Falls board of the transfer.  As I indicated to you this morning, I do not see the purpose or reasoning behind the Granite Falls action.  I can only assume that the motive of the Granite Falls’ Board is to eliminate South Dakota representation on the Board and to short circuit the nomination process for open board positions.  Frankly, I thought the Granite Falls board had moved beyond the disputes from several years ago and was working on behalf of all members during this period of difficulty in the ethanol industry, instead of spending time and effort trying to act in contravention of the stated intentions of its largest shareholder.  It would certainly seem that one result of this action will be to create ill-will and distrust in its membership as to what the motives of the Granite Falls board truly are.

More importantly, as indicated, the action of the Granite Falls’ Board interferes with the purchase agreement and the rights of Glacial Lakes Energy under the purchase agreement and your member control agreement.  This action fundamentally diminishes the value of the 6,500 units, value that both Glacial Lakes Energy and Fagen, Inc. agreed to preserve under their agreement with each other, and could result in millions of dollars of damages to Glacial Lakes Energy to the extent it would prevent Glacial Lakes Energy (and Fagen, Inc. under your interpretation) from selling all 6,500 units as a block, with the right to appoint two persons to the Granite Falls Board.

In our discussion this morning, you indicated that Granite Falls Energy would accommodate and recognize a subsequent sale of the 6,500 units as a block, and the right of the purchaser of the 6,500 units to appoint two board members, notwithstanding the resolution.  Under your interpretation, any vacancies that are created and then filled (including election by the members) would be required to be subject to the right of Glacial Lakes Energy and Fagen, Inc. to sell the 6,500 units as a block and the right of the purchaser of that block to appoint two board members.  Without such an agreement and acknowledgment, your client is interfering with the right of Glacial Lakes Energy to effect a transfer of the 6,500 units and will be responsible for damages for interfering with the purchase agreement.  Also, under your interpretation, I assume that Glacial Lakes Energy would be entitled to vote 4,500 units at your upcoming annual meeting and I presume could act as proxy for the other 2,000 units you claim are “owned” by Fagen.  Again, I am unclear as to what advantage Granite Falls is seeking by this action.

Please advise whether Granite Falls Energy will document its agreement to recognize the 6,500 unit sale with right of appointment.  Also, please advise as to how Granite Falls will treat ownership of the 6,500 units for purposes of its upcoming annual meeting as a result of this action, and whether Glacial Lakes Energy may act as proxy for the 2,000 units your client now claims are owned by Fagen, Inc.  I can then confer with Glacial Lakes Energy as to how it wishes to respond to this action.

Very truly yours,

/s/ Michael L. Weaver